Exhibit 99.(c)(2)

Fundrise MF JV 1, LLC

Delaware	86-1581070
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Consolidated Financial Statements

For the Period January 20, 2021 (Inception)

through December 31, 2021

For questions contact:
Telephone: (202) 584-0550

Email: investments@fundrise.com

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

(202) 584-0550

Index to the CONSOLIDATED Financial Statements of

Fundrise MF JV 1, LLC

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KPMG LLP Suite 900 8350 Broad Street McLean, VA 22102

Independent Auditor’s Report

To the Members
Fundrise MF JV 1, LLC:

Opinion

We have audited the consolidated financial statements of Fundrise MF JV 1, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, members’ equity, and cash flows for the period from January 20, 2021 (Inception) to December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from January 20, 2021 (Inception) to December 31, 2021, in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Supplementary Information

Management is responsible for the other supplementary information attached to the consolidated financial statements. The other supplementary information comprises balance sheets as of December 31, 2021 for each of the Company’s subsidiaries and related statements of operations for each of the Company’s subsidiaries for the period from January 20, 2021 (Inception) to December 31, 2021. Our opinion on the consolidated financial statements does not cover the other supplementary information, and we do not express an opinion or any form of assurance thereon. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other supplementary information and consider whether a material inconsistency exists between the other supplementary information and the consolidated financial statements, or the other supplementary information otherwise appears to be materially misstated.

McLean, Virginia

February 25, 2022

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

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Fundrise MF JV 1, LLC

Consolidated Balance Sheet

(Amounts in thousands)

December 31, 2021
ASSETS
Cash	$29,332
Restricted cash	2,715
Other assets, net	3,289
Derivative financial instruments	111
Investments in real estate held for improvement	5,152
Investments in rental real estate properties, net	440,103
Total Assets	$480,702

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$2,631
Due to related party	147
Distributions payable	1,116
Rental security deposits and other liabilities	842
Mortgages payable, net	263,181
Total Liabilities	267,917

Total Members’ Equity	212,785
Total Liabilities and Members’ Equity	$480,702

 The accompanying notes are an integral part of these consolidated financial statements.

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Fundrise MF JV 1, LLC

Consolidated Statement of Operations

(Amounts in thousands)

For the Period January 20, 2021 (Inception) through
December 31, 2021
Revenue
Rental revenue	$17,221
Other property revenue	1,598
Total revenue	18,819

Expenses
Depreciation and amortization	12,244
Property operating and maintenance	8,025
General and administrative expenses	386
Total expenses	20,655

Other Expenses
Interest expense	(2,728)
Loss on derivative financial instrument	(29)
Total other expenses	(2,757)

Net loss	$(4,593)

The accompanying notes are an integral part of these consolidated financial statements.

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Fundrise MF JV 1, LLC

Consolidated Statement of Members’ Equity

(Amounts in thousands)

	Operating Member	Investor Member	Total Members’ Equity
January 20, 2021 (Inception)	$-	$-	$-
Contributions	22,204	199,840	222,044
Distributions	(467)	(4,199)	(4,666)
Net loss	(459)	(4,134)	(4,593)
December 31, 2021	$21,278	$191,507	$212,785

 The accompanying notes are an integral part of these consolidated financial statements.

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Fundrise MF JV 1, LLC

Statement of Consolidated Cash Flows

(Amounts in thousands)

For the Period January 20, 2021 (Inception) through December 31, 2021
OPERATING ACTIVITIES:
Net loss	$(4,593)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,244
Amortization of deferred financing fees	525
Bad debt expense	164
Loss on derivative financial instrument	29
Changes in assets and liabilities:
Net increase in other assets, net	(2,287)
Net increase in accounts payable and accrued expenses	2,631
Net increase in due to related party	147
Net increase in rental security deposits and other liabilities	842
Net cash provided by operating activities	9,702
INVESTING ACTIVITIES:
Investment in rental real estate properties	(385,856)
Investment in real estate held for improvement	(5,152)
Net cash used in investing activities	(391,008)
FINANCING ACTIVITIES:
Capital contributions from Members	154,387
Repayment of mortgage payable	(47,850)
Proceeds from mortgages payable	312,188
Purchase of derivative financial instrument	(140)
Distributions paid to Members	(3,550)
Payment of deferred financing fees	(1,682)
Net cash provided by financing activities	413,353

Net increase in cash and restricted cash	32,047
Cash and restricted cash, beginning of period	-
Cash and restricted cash, end of period	$32,047

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for interest	$1,884

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Distributions payable to Members	$1,116
Real estate investments contributed by Members	$67,657

The accompanying notes are an integral part of these consolidated financial statements.

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Fundrise MF JV 1, LLC

Notes to the Consolidated Financial Statements

For the Period January 20, 2021 (Inception) through December 31, 2021

1.	Formation and Organization

Fundrise MF JV 1, LLC was formed on January 20, 2021, as a Delaware limited liability company and is governed by a limited liability company operating agreement (the “Operating Agreement”). The “Company”, “we”, “us”, and “our” collectively refer to Fundrise MF JV 1, LLC and its subsidiaries except where the context otherwise requires. The Company is owned 10% by Fundrise Balanced eREIT II, LLC (the “Operating Member”) and 90% by Fundrise Real Estate Interval Fund, LLC (the “Investor Member”), collectively referred to as the Members. The Operating Member serves as the manager of the Company and has responsibility for day to day management and operation in accordance with the approved plans and budgets.

Our Members are externally managed by Fundrise Advisors, LLC (the “Manager”), which is an investment adviser registered with the Securities and Exchange Commission (“SEC”), and a wholly-owned subsidiary of Rise Companies Corp. (the “Sponsor”).

The Company was organized primarily to originate, invest in and manage a diversified portfolio of residential real estate properties. The Company substantially commenced operations on March 5, 2021 with the acquisition of FRMF-GTOWN-OPS, LLC, a stabilized garden style multifamily property totaling 270 units in Georgetown, TX. The Company acquired an additional six residential properties and one parcel of entitled land through December 31, 2021.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and in conformity with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. There were no VIEs as of December 31, 2021.

All intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

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Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by another fund affiliated with the Manager of our Members. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit. There were no instances of these deposit reimbursement transactions in the current year.

Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, townhomes, or multifamily properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheet as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheet as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statement of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangibles is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building	25 – 35 years
Building improvements	15 – 30 years
Site improvements	10 – 20 years
Furniture and fixtures	5 – 9 years
Lease intangibles	Over lease term

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We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the period January 20, 2021 (inception) through December 31, 2021, no such impairment occurred.

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using a method which approximates the effective interest method. Deferred financing costs related to mortgage notes payable are recorded as reduction of the related debt on the accompanying consolidated balance sheet. The amortization of deferred financing costs is recorded within “Interest expense” on the accompanying consolidated statement of operations.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the Members and reported on their respective tax returns. The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. As of the date of these consolidated financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

The Company files various federal, state, and local tax returns within the United States. No returns are currently under examination; however, the statute of limitations of the Company’s federal tax returns generally remains open three years after the date of filing (state and local tax returns may remain open for an additional year depending upon the jurisdiction).

Revenue Recognition

Rental and other property revenues are recorded when due from tenants and recognized monthly as earned. Other property revenue consists primarily of administrative, application, and other transactional fees charged to tenants. Advance receipts of rental revenue are deferred until earned and presented as “Rental security deposits and other liabilities” on the consolidated balance sheet. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Leases entered into for the rental of an apartment unit or townhome are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions as of December 31, 2021. We will continue evaluating the impact of the adoption of this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, the FASB voted to delay the fiscal year effective date of this standard by one year, and the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2021. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases, addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

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We did not grant any lease-related relief as a result of COVID-19 for the period ended December 31, 2021. In the future, we may be in discussions with tenants to grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. We have elected to account for possible COVID-19 related concessions provided to our tenants as a deferred payment in which we will continue to recognize revenue on the existing straight-line basis over the remaining applicable lease term. Any changes in payment will be recognized through rent receivables, which is recorded in “Other assets, net” in our consolidated balance sheet. Any identified uncollectible amounts related to the deferred payments will be recognized as an adjustment to rental revenue.

3.       Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Rental Real Estate Properties

For the period January 20, 2021 (inception) through December 31, 2021, the Company acquired seven rental real estate properties. The following table summarizes the asset acquisition allocation for our investments in rental real estate properties acquired in 2021 (amounts in thousands):

For the Period January 20, 2021 (inception) to December 31, 2021
Land and land improvements	$52,898
Building and building improvements	382,429
Furniture, fixtures and equipment	12,212
In-place leases	5,660
Total acquisition cost (1)	$453,199

(1)	Rental real estate properties acquired were funded with cash, contributions paid directly by Members, and mortgages payable. Total acquisition cost excludes approximately $314,000 of subsequent improvements in rental real estate properties.

The following table presents the Company’s investments in rental real estate properties as of December 31, 2021 (amounts in thousands):

As of December 31, 2021
Land and land improvements	$53,108
Building and building improvements	382,523
Furniture, fixtures and equipment	12,222
Total gross investment in rental real estate properties	$447,853
Less: Accumulated depreciation	(7,750)
Total investment in rental real estate properties, net	$440,103

As of December 31, 2021, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $7.3 million, which includes cumulative acquisition fees paid to an affiliate of the Members of approximately $4.5 million.

For the period January 20, 2021 (inception) through December 31, 2021, the Company recognized approximately $7.8 million of depreciation expense on rental real estate properties.

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Real Estate Held for Improvement

For the period January 20, 2021 (inception) through December 31, 2021, the Company acquired one real estate property held for improvement. The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

As of December 31, 2021
Land	$5,128
Work in progress	24
Total investment in real estate held for improvement	$5,152

As of December 31, 2021, real estate held for improvement included capitalized transaction costs of approximately $67,000, which includes cumulative acquisition fees paid to an affiliate of the Members of approximately $51,000.

4.       Other Assets, net

The balance in other assets, net consists of the following (amounts in thousands):

As of December 31, 2021
Tenant receivables, net	$623
Prepaid insurance	243
In-place lease assets, net	1,166
Other prepaid expenses	1,257
Total other assets, net	$3,289

As of December 31, 2021 tenant receivables were recorded net of an allowance for credit losses of approximately $83,000. For the period January 20, 2021 (inception) through December 31, 2021, the Company recorded approximately $164,000 in bad debt expense.

For the period January 20, 2021 (inception) through December 31, 2021, amortization of in-place lease assets was approximately $4.5 million and is included in “Depreciation and amortization” in the consolidated statement of operations. The remaining in-place lease assets will be fully amortized in 2022.

5.      Mortgage Payable

The following is a summary of the mortgage notes secured by the Company’s properties as of December 31, 2021 (amounts in thousands):

Borrower (3)	Amount of Loan	Interest Rate as of December 31, 2021	Maturity Date(6)	Balance as of December 31, 2021
FRMF-GTOWN-OPS, LLC (1)(5)	$27,500	SOFR (.25% floor) + 1.50% margin	03/04/2022	$27,500
FRMF-ODESSA, LLC (1)(4)	$64,501	SOFR (0% floor) + 2.31% margin	12/30/2031	$64,501
FRMF-MAITLAND, LLC (2)	$45,719	LIBOR + 1.65% spread (with a 1.65% total floor)	06/02/2022	$45,719
FRMF-CHARLESTON, LLC (1)	$31,405	LIBOR Rate x Statutory Reserve Rate (0% floor) + 1.65% margin	07/29/2023	$31,405
FRMF-HUMBLE, LP (2)	$27,913	LIBOR + 1.65% spread (with a 1.65% total floor)	08/25/2022	$27,913
FRMF-PINELLAS, LLC (2)	$37,000	LIBOR + 1.65% spread (with a 1.65% total floor)	10/14/2022	$37,000
FRMF-WOODLANDS, LP (1)	$30,300	SOFR (0% floor) + 1.50% margin	10/28/2022	$30,300

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(1)	The loan calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity, with no options to extend.
(2)	The loan calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity, with one option to extend, for an additional one-year period with the extension option at our discretion subject to meeting certain requirements.
(3)	Each loan above was entered into or assumed by a wholly owned subsidiary (each a Borrower) of the Company. Each Borrower is a separate legal entity from its affiliates and therefore the assets and credit of each Borrower are not available to satisfy the debts and other obligations of any affiliates or any other entity. The Operating Member is the guarantor, under certain circumstances outlined in the loan agreements, of each of the loans above.
(4)	On March 9, 2021, FRMF-Odessa, LLC entered into a loan of approximately $47.9 million in connection with the acquisition of the FRMF – Odessa, LLC real estate rental property ("Acquisition Loan"). On December 30, 2021 FRMF-Odessa, LLC refinanced the Acquisition Loan for longer-term debt in the amount of approximately $64.5 million maturing in 2031. In connection with this refinancing, the Acquisition Loan was repaid in full on December 30, 2021. As of December 31, 2021 no interest or principal was outstanding related to the Acquisition Loan.
(5) (6)

The Operating Member and National Lending, LLC, an affiliate of the Operating Member, are the guarantors, under certain circumstances outlined in the loan agreement, of the FRMF-GTOWN-OPS, LLC mortgage loan.

The Company intends to obtain alternative financing or exercise available extension options in advance of certain of the forthcoming mortgage loan maturity dates.

For the period January 20, 2021 (inception) through December 31, 2021, we incurred interest expense of approximately $2.7 million, of which $314,000 remained payable as of December 31, 2021.

The mortgage notes contain various financial and non-financial covenants. Included in these covenants are general liquidity, net worth, and contingent liability requirements for the Company and its Members. As of December 31, 2021, the Company and Members were in compliance with all financial covenants per the mortgage notes.

As of December 31, 2021, total financing costs incurred were approximately $1.6 million, including $625,000 related to the refinance of the FRMF-Odessa, LLC loan on December 30, 2021. Unamortized financing costs are reflected on the consolidated balance sheet as a reduction to the related mortgage payable. For the period January 20, 2021 (inception) through December 31, 2021, amortization of financing costs was approximately $525,000 and is included within “Interest expense” in the consolidated statement of operations.

The following table presents the future principal payments due under the Company’s mortgage notes as of December 31, 2021 (dollar amounts in thousands):

Year	Amount
2022	$168,432
2023	31,405
2024	-
2025	-
2026	-
Thereafter	64,501
Total	$264,338

6.      Derivative Financial Instrument

Effective December 29, 2021, we entered into an interest rate cap agreement for $140,000 with a notional amount of approximately $64.5 million and a strike rate of 3.69% to manage our exposure to interest rate risk on the FRMF-ODESSA, LLC variable rate debt (see Note 5). The interest rate cap is not for trading or other speculative purposes.

The interest rate cap agreement matures on January 1, 2025. We have not designated the interest rate cap as a cash flow hedge, therefore the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate cap are recognized immediately through earnings. For the period January 20, 2021 (inception) through December 31, 2021, we recognized a loss on the interest rate cap of approximately $29,000, recorded as “Loss on derivative financial instrument” in our consolidated statement of operations.

The fair value of our derivative is estimated based on observable market inputs, such as interest rate, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivative instrument as of December 31, 2021 is shown below (dollar amounts in thousands):

Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of December 31, 2021
Interest Rate Cap	$64,501	12/29/2021	1/1/2025	$111

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7.      Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by market participants.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2021, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, the derivative financial instrument, and mortgage payables.

The carrying amount of the Company’s cash and cash equivalents and restricted cash as of December 31, 2021 approximates fair value due to its short-term nature.

The only asset or liability as of December 31, 2021 that is recorded at fair value on a recurring basis is the derivative financial instrument. As of December 31, 2021, management estimated the fair value of our derivative financial instrument to be approximately $111,000. We classify these fair value measurements as Level 2 as we use significant other observable inputs such as interest rate, term to maturity and volatility.

As of December 31, 2021, the mortgages payable outstanding principal carrying value was approximately $264.3 million, and the aggregate fair value approximated its carrying value. We classify the mortgage payable fair value measurements as Level 3 as we use significant unobservable inputs and management judgement. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

8.      Members’ Equity

Capital contributions are required from the Members on a pro rata basis as defined in the Operating Agreement. For the period January 20, 2021 (inception) through December 31, 2021, capital contributions totaled approximately $222.0 million.

Distributions shall be made to the Operating Member and the Investor Member pro rata in proportion to their respective ownership percentages. For the period January 20, 2021 (inception) through December 31, 2021, the Company’s total distributions declared to Members was approximately $4.7 million. Approximately $1.1 million of distributions were payable as of December 31, 2021.

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       The Company’s net income or loss are allocated to Operating Member and the Investor Member pro rata in proportion to their respective ownership percentages.

9.      Property Management Agreements

In connection with the acquisitions described in Note 3, the Company entered into seven property management agreements with third parties for a one year period. Four of the agreements shall automatically be extended for successive periods of one year. These agreements may be terminated by either party after the end of the initial term if one party gives the other party at least 30 days advanced written notice of its intent not to renew the agreement. Property management fees for these agreements range from 2.50% to 2.75% of gross receipts with a minimum management fee ranging from $5,000 to $5,750, as defined in the property management agreements. The remaining three agreements shall automatically continue on a month-to-month basis unless one party gives the other party written notice of its intent not to renew the agreement at least 60 days prior to the expiration date of the agreement. Property management fees for these agreements are equal to 2.5% of gross collections with a minimum management fee of $8,500, as defined in the property management agreements.

For the period January 20, 2021 (inception) through December 31, 2021, the Company incurred property management fees of approximately $483,000, which are included in property operating and maintenance expense on the accompanying consolidated statement of operations.

10.    Related Party Transactions

Operating Expenses

Under the terms of the Operating Agreement, the Company shall pay or reimburse the Operating Member for expenses incurred directly related to the operation, maintenance, and administration of the Company. For the period January 20, 2021 (inception) through December 31, 2021, the Operating Member incurred approximately $122,000 of reimbursable operating costs on our behalf. Approximately $107,000 of reimbursable operating costs were payable as of December 31, 2021.

Acquisition Fees

During 2021, we paid an affiliate of the Members a one-time acquisition fee equal to 1.0% of the purchase price of each real estate property acquired. Acquisition fees are capitalized in rental real estate properties and real estate held for improvement in the consolidated balance sheet. For the period January 20, 2021 (inception) through December 31, 2021, total acquisition fees paid to the affiliate were approximately $4.5 million.

Guaranty of Mortgage Payable

As discussed in Note 5, National Lending, LLC, an affiliate of the Operating Member, is a guarantor, under certain circumstances outlined in the loan agreement, of the FRMF-GTOWN-OPS, LLC mortgage loan.

  11.  Commitments and Contingencies

Litigation

In the ordinary course of business, we may become subject to litigation or claims. As of December 31, 2021, there were no material pending legal proceedings to which the Company is a party.

Although there can be no assurance, we are not aware of any material environmental liabilities that could have a material adverse effect on our financial position or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of property in the vicinity of the Company’s real estate investment, the activities of tenants and other environmental conditions of which we are unaware with respect to our real estate investment could result in future environmental liabilities.

12.    Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through February 25, 2022, for potential recognition or disclosure.

Contributions

As of February 25, 2022, the Company has received an additional $25.0 million in capital contributed by its Members.

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Affiliated Services Agreement

Effective January 1, 2022, the Company entered into a real estate services agreement (the “Service Agreement”) with Fundrise Real Estate, LLC, a subsidiary of the Sponsor. The Service Agreement outlines various services Fundrise Real Estate, LLC agrees to perform as an independent contractor on a non-exclusive basis, including but not limited to real estate asset management, origination and acquisition services, loan servicing, and development and entitlement services. Compensation for such services will be paid to Fundrise Real Estate, LLC as described in the Service Agreement beginning on January 1, 2022. As of February 25, 2022, approximately $249,000 in fees are payable to Fundrise Real Estate, LLC.

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Supplementary Information

Consolidating Balance Sheet

(Amounts in thousands)

	Fundrise MF JV 1, LLC	Fundrise MF PORTFOLIO, LLC	FRMF-GTOWN-OPS, LLC	FRMF-ODESSA, LLC	FRMF-MAITLAND, LLC	FRMF-CHARLESTON, LLC

	rounded	rounded	rounded	rounded	rounded	rounded

	As of December 31, 2021	As of December 31, 2021	As of December 31, 2021	As of December 31, 2021	As of December 31, 2021	As of December 31, 2021
ASSETS
Cash and cash equivalents	$3,725	$-	$1,794	$18,138	$1,347	$567
Restricted cash	-	-	198	696	121	593
Other assets, net	1,320	1	81	97	102	351
Derivative financial instruments	-	-	-	111	-	-
Investments in subsidiaries	145,797	145,797	-	-	-	-
Investments in real estate held for improvement	-	-	-	-	-	-
Investments in rental real estate properties, net	-	-	49,202	85,317	81,577	54,623
Total Assets	$150,842	$145,798	$51,275	$104,359	$83,147	$56,134

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	$100	$3	$135	$101	$67	$164
Due to related party	133	14	-	-	-	-
Distributions payable to Owner	-	-	150	400	300	150
Distributions payable	1,116	-	-	-	-	-
Rental security deposits and other liabilities	-	-	109	153	159	126
Mortgages payable, net	-	-	27,494	63,862	45,451	31,286
Total Liabilities	1,349	17	27,888	64,516	45,977	31,726

Total Members' Equity	149,493	145,781	23,387	39,843	37,170	24,408
Total Liabilities and Members' Equity	$150,842	$145,798	$51,275	$104,359	$83,147	$56,134

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	FRMF-HUMBLE, LP	FRMF-PINELLAS, LLC	FR HERON BAY, LLC	FRMF-WOODLANDS, LP	Eliminations	Fundrise MF JV 1, LLC Consolidated

	rounded	rounded	rounded	rounded	rounded	total

	As of December 31, 2021	As of December 31, 2021	As of December 31, 2021	As of December 31, 2021	As of December 31, 2021	As of December 31, 2021
ASSETS
Cash and cash equivalents	$1,445	$859	$-	$1,457	$-	$29,332
Restricted cash	188	150	-	769	-	2,715
Other assets, net	620	430	1,202	405	(1,320)	3,289
Derivative financial instruments	-	-	-	-	-	111
Investments in subsidiaries	-	-	-	-	(291,594)	-
Investments in real estate held for improvement	-	-	5,152	-	-	5,152
Investments in rental real estate properties, net	49,029	65,356	-	54,999	-	440,103
Total Assets	51,282	66,795	$6,354	$57,630	$(292,914)	$480,702

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	1,087	165	$-	$809	$-	$2,631
Due to related party	-	-	-	-	-	147
Distributions payable to Owner	100	110	-	110	(1,320)	-
Distributions payable	-	-	-	-	-	1,116
Rental security deposits and other liabilities	90	105	-	100	-	842
Mortgages payable, net	27,883	36,934	-	30,271	-	263,181
Total Liabilities	29,160	37,314	-	31,290	(1,320)	267,917

Total Members' Equity	22,122	29,481	6,354	26,340	(291,594)	212,785
Total Liabilities and Members' Equity	51,282	66,795	$6,354	$57,630	$(292,914)	$480,702

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Supplementary Information

Consolidating Statement of Operations

(Amounts in thousands)

	Fundrise MF JV 1, LLC	Fundrise MF PORTFOLIO, LLC	FRMF- GTOWN-OPS, LLC	FRMF- ODESSA, LLC	FRMF- MAITLAND, LLC	FRMF- CHARLESTON, LLC

	rounded	rounded	rounded	rounded	rounded	rounded

	For the Period January 20, 2021 (Inception) to December 31, 2021	For the Period January 20, 2021 (Inception) to December 31, 2021	For the Period January 20, 2021 (Inception) to December 31, 2021	For the Period January 20, 2021 (Inception) to December 31, 2021	For the Period January 20, 2021 (Inception) to December 31, 2021	For the Period January 20, 2021 (Inception) to December 31, 2021
Revenue
Rental revenue	$-	$-	$3,457	$5,613	$3,445	$1,671
Other property revenue	-	-	318	524	198	173
Total Revenue	-	-	3,775	6,137	3,643	1,844

Expenses
Depreciation and amortization	-	-	2,117	3,680	2,594	1,233
Property operating and maintenance	-	-	1,851	2,189	1,485	975
General and administrative expenses	225	16	57	88	-	-
Total Expenses	225	16	4,025	5,957	4,079	2,208

Other Expenses
Interest expense	-	-	(434)	(747)	(846)	(272)
Loss on derivative financial instrument	-	-	-	(29)	-	-
Total Other Expenses	-	-	(434)	(776)	(846)	(272)

Net Loss	$(225)	$(16)	$(684)	$(596)	$(1,282)	$(636)

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	FRMF-HUMBLE, LP	FRMF-PINELLAS, LLC	FR HERON BAY, LLC	FRMF-WOODLANDS, LP	Eliminations	Fundrise MF JV 1, LLC Consolidated

	rounded	rounded	rounded	rounded	rounded	total

	For the Period January 20, 2021 (Inception) to December 31, 2021	For the Period January 20, 2021 (Inception) to December 31, 2021	For the Period January 20, 2021 (Inception) to December 31, 2021	For the Period January 20, 2021 (Inception) to December 31, 2021	For the Period January 20, 2021 (Inception) to December 31, 2021	For the Period January 20, 2021 (Inception) to December 31, 2021
Revenue
Rental revenue	$1,436	$943	$-	$656	$-	$17,221
Other property revenue	225	79	-	81	-	1,598
Total Revenue	1,661	1,022	-	737	-	$18,819

Expenses
Depreciation and amortization	1,018	1,034	-	568	-	12,244
Property operating and maintenance	864	331	-	330	-	8,025
General and administrative expenses	-	-	-	-	-	386
Total Expenses	1,882	1,365	-	898	-	20,655

Other Expenses
Interest expense	(194)	(146)	-	(89)	-	(2,728)
Loss on derivative financial instrument	-	-	-	-	-	(29)
Total Other Expenses	(194)	(146)	-	(89)	-	(2,757)

Net Loss	(415)	$(489)	$-	$(250)	$-	$(4,593)

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